Amendment No. 1 to Schedule TO

SC TO-I/A AMENDMENT NO. 1 TO SCHEDULE TO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

AMENDMENT NO. 1

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FIRST AMERICAN CAPITAL CORPORATION

(Name of Subject Company (Issuer))

FIRST AMERICAN CAPITAL CORPORATION

(Names of Filing Person (Offeror))

Common Stock, par value $.01 per share

(Title of Class of Securities)

31848M102

(CUSIP Number of Class of Securities)

William R. Morton, Jr.

Chief Financial Officer and Treasurer

First American Capital Corporation

1303 SW First American Place

Topeka, Kansas 66604

(800) 642-1872

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

With a Copy To:

Gregory G. Johnson, Esq.

Bryan Cave LLP

3500 One Kansas City Place

1200 Main Street

Kansas City, Missouri 64105

(816) 374-3200

Fax: (816) 374-3300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$500,000	$100

*	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the $500,000 maximum aggregate purchase amount of common stock in the offering.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$100	Filing Party:	First American Capital Corporation

Form or Registration No.:	Schedule TO	Date Filed:	March 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Amendment No. 1 (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO relating to the offer by First American Capital Corporation, a Kansas corporation (“First American” or “Company”), to purchase up to $500,000 in aggregate value of shares of its common stock, par value $0.01 per share, at a price per share not greater than $1.72 nor less than $1.50, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2007 (the “Offer to Purchase”), in the related Letter of Transmittal (the “Letter of Transmittal”) and the Supplement to the Schedule Tender Offer which, together with any supplements and amendments thereto, collectively constitute the “Offer.”

The information in the Offer, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

AMENDMENT

Schedule TO is hereby amended and supplemented as follows:

(1) In Item 3 titled “Identity and Background of Filing Person,” the following sentence is added after the last sentence:

“The information set forth in the Offer to Purchase under Section 10 titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.”

(2) Item 12 of the Schedule TO is hereby amended and restated as set forth below, in order to add two new exhibits, Exhibit (a)(1)(G) and Exhibit (a)(5)(C).

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated March 2, 2007.*

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(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Stockholders.*

(a)(1)(F)	Instruction Form to stockholders regarding the procedures for tendering shares.*

(a)(1)(G)	Supplement to the Offer to Purchase.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release dated March 2, 2007 announcing the modified Dutch auction tender offer.*

(a)(5)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(C)	Press Release dated March 20, 2007 announcing the filing of the Supplement to the modified Dutch Auction tender offer.

(b)	None.

(d)(1)	Brokerage Agreement between First Life Brokerage, Inc., a subsidiary of the Company, and CJD & Associates, L.L.C. effective December 8, 2006 (incorporated by reference from the Company’s Form 8-K as Exhibit 10.01 filed December 8, 2006).

(d)(2)	Shared Services Agreement between Brooke Corporation and the Company effective December 8, 2006 (incorporated by reference from the Company’s Form 8-K filed December 8, 2006).

(d)(3)	Employment Agreement between the Company and John Van Engelen, effective December 8, 2006 (incorporated by reference from the Company’s Form 8-K filed December 8, 2006).

(d)(4)	Employment Agreement between the Company and Mike Hess effective January 1, 2007 (incorporated by reference from the Company’s Form 8-K filed December 8, 2006).

(d)(5)	Stock Purchase and Sale Agreement between First American Capital Corporation and Brooke Corporation dated October 6, 2006 (incorporated by reference from the Company’s Form 8-K filed October 6, 2006).

(d)(6)	Warrant for 1,643,460 shares of the Company’s common stock for $447,818 issued to Brooke Corporation (incorporated by reference from the Company’s Form 8-K filed January 31, 2007).

(d)(7)	Stock Purchase Agreement between First American Capital Corporation and Brooke Brokerage Corporation dated February 14, 2007 (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed February 14, 2007).

(g)	None.

(h)	None.

* Previously filed with the Offer to Purchase dated March 2, 2007.

The Offer to Purchase is hereby amended and supplemented as follows in addition to the Supplement to the Offer to Purchase:

(1) In the second paragraph of the cover page of the Offer to Purchase, the second sentence is replaced with the following:

“The maximum number of shares that we will purchase in the Offer is 333,333 shares.”

(2) In the second paragraph of the cover page of the Offer to Purchase, the following sentence is inserted after the second sentence:

“The minimum number of shares we will purchase in the Offer is 290,698.

(3) In the third paragraph of the cover page of the Offer to Purchase, the phrase “promptly as practicable” in the last sentence is replaced with “promptly.”

(4) In the Table of Contents, Section 12’s title “Certain U.S. Federal Income Tax Consequences” is renamed “Material U.S. Federal Income Tax Consequences.”

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(5) In the Forward Looking Statements, the first sentence of the third paragraph is withdrawn.

(6) In the Summary Term Sheet section of the Offer to Purchase, under the question “How many shares will be purchased?”, the third sentence of the answer is hereby replaced with the following:

“At the minimum purchase price of $1.50 per share, we could purchase 333,333 shares, which would represent 3.43 % of our issued and outstanding common stock as of March 2, 2007.”

(7) In the Summary Term Sheet section of the Offer to Purchase, under the question “How will First American pay for the shares?”, the second sentence of the answer is hereby replaced with the following:

“We will pay for the shares tendered in the Offer, as well as related fees and expenses, from our existing cash reserves.”

(8) In the Summary Term Sheet section of the Offer to Purchase, under the question “What is the recent market price of the shares?”, the second sentence of the answer is hereby replaced with the following:

“As a result of consummation of a series of transactions contemplated by the terms of a Stock Purchase and Sale Agreement between the Company and Brooke Corporation dated October 6, 2006, the Company sold shares for approximately $1.67 per share. See Section 2 of the Offer.”

(9) In the Introduction section of the Offer to Purchase, under the fifth paragraph, the phrase “promptly as practicable” in the last sentence is replaced with “promptly.”

(10) In the Introduction section of the Offer to Purchase, under the eleventh paragraph, the third sentence is hereby replaced with the following:

“We recommend that stockholders holding shares through brokers or banks consult with brokers or banks to determine whether transaction costs may apply if stockholders tender shares through the brokers or banks and not directly to the Depositary.”

(11) In the Introduction section of the Offer to Purchase, under the last paragraph, the third sentence is hereby replaced with the following:

“As a result of consummation of a series of transactions contemplated by the terms of a Stock Purchase and Sale Agreement between the Company and Brooke Corporation dated October 6, 2006, the Company sold shares for approximately $1.67 per share. See Section 2 of the Offer.”

(12) In Section 1 titled “Terms of the Offer” of the Offer to Purchase under the subsection titled “Proration,” the phrase “as soon as practicable” in the third sentence is replaced with the word “promptly.”

(13) In Section 1 titled “Terms of the Offer” of the Offer to Purchase under the subsection titled “Proration,” the phrase “as promptly as practicable” in the fourth sentence is replaced with the word “promptly.”

(14) In Section 2 titled “Recent Developments; Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase under the subsection titled “Purpose of the Offer,” the third sentence of the last paragraph is hereby replaced with the following:

“WE RECOMMEND THE STOCKHOLDERS EVALUATE CAREFULLY ALL INFORMATION, IN THE OFFER, CONSULT WITH THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISION WHETHER TO TENDER AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER THEM.”

(15) In Section 2 titled “Recent Developments; Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase under the subsection titled “Potential Risks and Disadvantages,” under the second bullet point, the fourth sentence is hereby replaced with the following:

“As a result of consummation of a series of transactions contemplated by the terms of a Stock Purchase and Sale Agreement between the Company and Brooke Corporation dated October 6, 2006, the Company sold shares for approximately $1.67 per share. See Section 2 of the Offer.”

(16) In Section 2 titled “Recent Developments; Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase, under the subsection titled “Certain Effects of the Offer,” the second paragraph is hereby replaced with the following:

“As further described in Section 8 below, we will pay for the shares tendered in the Offer as well as pay related fees and expenses, from our cash reserves.”

(17) In Section 3 titled “Procedures for Tendering Shares” of the Offer to Purchase, under the subsection titled “Return of Unpurchased Shares,” the phrase “as promptly as practicable” in the first sentence is replaced with “promptly.”

(18) In Section 3 titled “Procedures for Tendering Shares” of the Offer to Purchase, under the subsection titled “Withholding for Non-United States Holders,” the third paragraph is hereby replaced with the following:

“We recommend that Non-United States Holders consult their own tax advisors regarding the application for U.S. federal income tax withholding, including eligibility for a withholding tax reduction or exemption, and the refund procedure.”

(19) In Section 5 titled “Purchase of Shares and Payment of Purchase Price” of the Offer to Purchase, the phrase “as soon as practicable” in the first sentence of the third paragraph is replaced with the phrase “promptly.”

(20) In Section 7 titled “Price Range of Shares; Dividends” of the Offer to Purchase, the second sentence of the first paragraph is hereby replaced with the following:

“As a result of consummation of a series of transactions contemplated by the terms of a Stock Purchase and Sale Agreement between the Company and Brooke Corporation dated October 6, 2006, the Company sold shares for approximately $1.67 per share. See Section 2 of the Offer.”

(21) In Section 7 titled “Price Range of Shares; Dividends” of the Offer to Purchase, the term “urge” in the first sentence of the second paragraph is replaced with the term “recommend.”

(22) In Section 8 titled “Source and Amount of Funds” of the Offer to Purchase, the first and second sentences are herby replaced with the following:

“We expect the maximum aggregate cost, including all fees and expenses applicable to the Offer, will be approximately $545,000 if we purchase up to $500,000 maximum aggregate value of shares pursuant to the Offer in cash, less any applicable withholding taxes and without interest, at the maximum specified purchase price of $1.72 per share. We will pay for the shares tendered in the Offer, as well as pay related fees and expenses from our cash reserves.”

(23) In Section 9 titled “Certain Information Concerning Us” of the Offer to Purchase, under the subsection titled “Where You Can Find More Information,” the first sentence of the second paragraph is hereby revised as follows:

“These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Station Place, 100 F Street, N.E., Washington, D.C. 20549.

(24) In Section 10 titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, “60%” in the second sentence of the first paragraph is replaced with “58.62%.”

(25) In Section 10 titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, the phrase “as well as shares owned by immediate family

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members that reside with the director or officer” is withdrawn in the first sentence of the paragraph immediately following the table.

(26) In Section 10 titled “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase under the subsection titled “Other Agreements Involving the Company’s Securities,” the first sentence is hereby replaced with the following:

“Except for outstanding warrants to purchase an aggregate of 150,000 shares of our common stock at $1.72 per share granted to a former director and John F. Van Engelen, certain directors, as described above, or as described below, based on the Company’s records and information provided to the Company by its directors, executive officers, associates and subsidiaries, neither we nor, any of our affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer, or with respect to any of our securities, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations.”

(27) In Section 12 titled “Certain United States Federal Income Tax Consequences” of the Offer to Purchase, the section is renamed “Material United States Federal Income Tax Consequences.”

(28) In Section 12 titled “Material United States Federal Income Tax Consequences” of the Offer to Purchase, the first sentence of the first paragraph is hereby replaced with the following:

“The following discussion is a summary of material U.S. federal income tax consequences to our stockholders of an exchange of Shares for cash pursuant to the Offer.”

(29) In Section 12 titled “Material United States Federal Income Tax Consequences” of the Offer to Purchase, the last paragraph is hereby replaced with the following:

“THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR YOUR INFORMATION. WE RECOMMEND YOU CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.”

(30) In Section 13 titled “Extension of the Offer; Termination ; Amendment,” the last sentence of the last paragraph is hereby replaced with the following:

“For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 Midnight, Eastern time.”

The Letter of Transmittal is hereby amended and supplemented as follows:

(1) In the eighth paragraph of the section beginning “Ladies and Gentleman” of the Letter of Transmittal, the fifth bullet point beginning “(e) the undersigned has read and agrees to all of the terms of the tender offer” is hereby withdrawn.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2007	FIRST AMERICAN CAPITAL CORPORATION

/s/ ROBERT D. ORR
Robert D. Orr Chairman of the Board, President and Chief Executive Officer

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